Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,
	2014	2013
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(8,740)	$(40,976)
Additions:
Income benefit	(334)	(14,250)
Noncontrolling interest in income of consolidated subsidiaries	1,362	982
Fixed charges, as shown below	16,247	71,154
Distributions received from equity-method investees	8	3,096
	17,283	60,982
Subtractions:
Equity in income (loss) of investees	63	41

	63	41

Earnings as adjusted	$8,480	$19,965
Fixed charges:
Interest on indebtedness, expensed or capitalized	12,135	62,363
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	619	5,653
Interest within rent expense	3,493	3,138
Total fixed charges	$16,247	$71,154
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$7,767	51,189